CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended
	March 31
(Dollars in thousands, except per share data)	2021	2020
Basic Earnings Per Share
Net income	$2,885	$2,483
Weighted average common shares	2,742,350	2,742,350
Basic Earnings Per Share	$1.05	$0.91

Diluted Earnings Per Share
Net income	$2,885	$2,483
Weighted average common shares	2,742,350	2,742,350
Diluted Earnings Per Share	$1.05	$0.91